
May 23, 2024

Gilberto Tomazoni
Chief Executive Officer
JBS S.A.
Av. Marginal Direita do Tietê 500, Bloco I, 3rd Floor
CEP 05118-100
São Paulo, SP, Brazil

> **Re: JBS S.A.**
> **Registration Statement on Form F-4**
> **Filed March 27, 2024**
> **File No. 333-278254**

Dear Gilberto Tomazoni:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-4 filed March 27, 2024

General

1. We note disclosure that your ADS program will be terminated prior to completion of the corporate restructuring. Please revise to reflect that the ADS program will not be terminated until after completion of the corporate restructuring and all ADSs have been exchanged, if true. Additionally revise disclosure on page 4 to clarify that only Eligible Shareholders are entitled to convert Class A shares to Class B shares during the conversion period.

2. To the extent that the comments contained in our letter dated May 23, 2024, relating to the Form F-4 filed by JBS B.V. (File No. 333-273211) apply to the disclosure contained in this filing, please make appropriate and corresponding revisions.

Gilberto Tomazoni
JBS S.A.
May 23, 2024
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: John Vetterli